Robert S. McLean Executive Vice President, General Counsel, Chief Administrative Officer and Secretary robert.mclean@enproindustries.com

October 12, 2017

Via EDGAR

Mr. Sergio Chinos

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	EnPro Industries, Inc.

Registration Statement on Form S-4

Filed October 5, 2017

File No. 333-220824

Dear Mr. Chinos:

We hereby to request that the above-referenced registration statement of EnPro Industries, Inc. (the “Company”) be declared effective as of 10:00 a.m. (Eastern Time) on Monday, October 16, 2017, or as soon thereafter as is practicable. In making this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this request.

5605 Carnegie Boulevard

Charlotte NC 28209-4674

Phone 704 731 1519

Fax 704 731 1511

www.enproindustries.com

Mr. Sergio Chinos

U.S. Securities and Exchange Commission

October 12, 2017

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

cc:	Stephen M. Lynch